Filed Pursuant to Rule 433

Registration No. 333-223194

May 21, 2020

Markel Corporation

Pricing Term Sheet

$600,000,000

600,000 Series A 6.000% Fixed-Rate Reset Non-Cumulative Preferred Shares

Issuer:	Markel Corporation
Anticipated Ratings/Outlook (Moody’s / S&P / A.M. Best)*:	Ba1 (stable) / BB+ (stable) / bbb- (stable)
Offering Format:	SEC Registered
Securities Offered:	Series A 6.000% Fixed-Rate Reset Non-Cumulative Preferred Shares (the “Series A Preferred Shares”)
Number of Series A Preferred Shares:	600,000
Liquidation Preference:	$1,000 per Series A Preferred Share
Aggregate Liquidation Preference:	$600,000,000
Trade Date:	May 21, 2020
Settlement Date**:	May 27, 2020 (T+3)
Maturity Date:	Perpetual
Public Offering Price:	$1,000 per Series A Preferred Share
First Call Date:	June 1, 2025 (the “First Call Date”)
Reset Date:	The First Call Date and each date falling on the fifth anniversary of the preceding Reset Date
Dividend Payment Dates:	June 1 and December 1 of each year, commencing December 1, 2020
Dividend Rate:

From the date of original issue to, but excluding, the First Call Date, 6.000% per annum.

From, and including, the First Call Date, at a rate per annum equal to the Five-year U.S. Treasury Rate (as defined in the preliminary prospectus supplement) as of the most recent reset dividend determination date (as defined in the preliminary prospectus supplement) plus 5.662%.

Optional Redemption Provisions:

The Series A Preferred Shares may be redeemed at the Issuer’s option:

•  in whole, but not in part, at any time, within 90 days after the occurrence of a “rating agency event” (as defined in the preliminary prospectus supplement), at a redemption price equal to $1,020 per Series A Preferred Share;

•  in whole but not in part, at any time, within 90 days after the occurrence of a “regulatory capital event” (as defined in the preliminary prospectus supplement), at a redemption price equal to $1,000 per Series A Preferred Share; or

•  in whole or in part on the First Call Date or any subsequent Reset Date, at a redemption price equal to $1,000 per Series A Preferred Share.

In each case, the Issuer will also pay any accrued and unpaid dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, the redemption date.

CUSIP / ISIN:	570535 AW4 / US570535AW40
Joint Book-Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Senior Co-Managers:	Barclays Capital Inc. SunTrust Robinson Humphrey, Inc. BofA Securities, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Capital One Securities, Inc. Loop Capital Markets LLC Multi-Bank Securities, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The Issuer expects that delivery of the Series A Preferred Shares will be made to investors on or about May 27, 2020, which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary markets generally are required to settle in two business days (“T+2”), unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series A Preferred Shares on the date of this pricing term sheet will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their advisors.

This pricing term sheet supplements the preliminary prospectus supplement, dated May 21, 2020, and the related prospectus, dated February 23, 2018; capitalized terms used in this pricing term sheet, but otherwise not defined herein, shall have the meanings assigned to them in the preliminary prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or Citigroup Global Markets Inc. toll-free at 1-800-831-9146.